Exhibit 99.1

DryShips Inc. Announces Shareholders’ Approval of Merger Agreement With SPII Holdings Inc.

ATHENS, Greece, October 9, 2019 -- DryShips Inc. (the “Company”) (NASDAQ: DRYS), a diversified owner and operator of ocean going cargo vessels, today announced that, at a special meeting held today, its shareholders voted in favor of the proposal to authorize and approve the previously announced Agreement and Plan of Merger, entered into on August 18, 2019 (the “Merger Agreement”), by and among the Company, SPII Holdings Inc. (“SPII”), a company that may be deemed to be beneficially owned by the Company’s Chairman and Chief Executive Officer, Mr. George Economou, and Sileo Acquisitions Inc., a wholly owned subsidiary of SPII (“Merger Sub”), pursuant to which SPII will acquire the outstanding shares of common stock, $0.01 par value, of the Company that it does not already own for $5.25 per share in cash, without interest.

Holders of 77,832,018 shares of the Company’s common stock voted in person or by proxy at the special meeting, representing approximately 89.6% of the total shares of the Company’s common stock outstanding and entitled to vote at the meeting. Of those shares voted, a total of 76,883,695 shares, or approximately 98.8% of the shares voted, were cast in favor of the proposal to authorize and approve the Merger Agreement, including 4,462,180 shares that are unaffiliated with SPII, or approximately 82.5% of the shares voted that are unaffiliated with SPII.

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of SPII (the “Merger”). Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon consummation, the Merger will result in the Company becoming a privately held company and its shares will no longer be listed on the Nasdaq Capital Market.  The closing of the transaction is anticipated to take place on or about October 11, 2019.

Advisors

Evercore is acting as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP is acting as legal counsel to the special committee of the Company’s Board of Directors composed solely of independent directors. Seward & Kissel LLP is acting as legal counsel to the Company. Orrick, Herrington & Sutcliffe LLP is acting as legal counsel to SPII.

About DryShips Inc.

DryShips Inc. is a diversified owner and operator of ocean going cargo vessels that operate worldwide through three segments: drybulk, offshore support and tanker. As of October 9, 2019, DryShips Inc. operates a fleet of 32 vessels consisting of (i) 9 Newcastlemax drybulk vessels; (ii) 5 Kamsarmax drybulk vessels; (iii) 6 Panamax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Suezmax tankers; (vi) 3 Aframax tankers; and (vii) 6 Offshore Support Vessels, including 2 Platform Supply and 4 Oil Spill Recovery Vessels. In addition, the Company owns 100% of Heidmar, a leading commercial tanker pool operator.

For more information about DryShips Inc., please visit www.dryships.com.

For more information about Heidmar, please visit www.heidmar.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation. Forward-looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the conditions to the completion of the Merger not being satisfied, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company’s inability to procure acquisition financing, default by one or more charterers of the Company’s ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company’s relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists. Additionally, actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, or the failure to satisfy other conditions to completion of the proposed transaction, risks that the proposed transaction disrupts current plans and operations, the ability to recognize the benefits of the transaction, and the amount of the costs, fees, and expenses and charges related to the transaction. Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and the transaction statement on Schedule 13E-3, as amended, filed in connection with the proposed Merger. The statements in this news release speak only as of the date of this release and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com